The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-153640

Subject to Completion. Dated April 13, 2009.

Preliminary Prospectus Supplement to Prospectus dated December 19, 2008.

           Shares
First Niagara Financial Group, Inc.

Common Stock

We are offering           shares of our common stock, par value $0.01 per share. Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “FNFG”. On April 9, 2009, the last reported sale price of our common stock on NASDAQ was $13.50 per share.

The shares of common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-6 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to First Niagara Financial Group, Inc. (before expenses)	$	$

The underwriters also may purchase up to an additional           shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about April   , 2009.

Keefe, Bruyette & Woods	Goldman, Sachs & Co.

Prospectus Supplement dated April   , 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. First Niagara Financial Group, Inc.’s business, financial condition, results of operations and prospects may have changed since such dates.

If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc.

S-i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov and on our website at http://www.fnfg.com.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2008, as amended;

•	Current Reports on Form 8-K filed on the following dates: January 22, 2009, January 29, 2009, January 30, 2009, February 12, 2009, April 7, 2009 (film no. 09736373) and April 13, 2009 (as to the tabular presentation only in exhibit 99.1 and exhibit 99.2); and

•	The description of our common stock set forth in the registration statement on Form 8-A (No. 0-23975) filed on January 15, 2003 pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

First Niagara Financial Group, Inc.
6950 South Transit Road
P.O. Box 514
Lockport, New York 14095-0514
Attention: Investor Relations Department
(716) 625-7692

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. These statements usually can be identified by the use of forward-looking language such as “our goal”, “our objective”, “our plan”, “will likely result”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “believes”, “estimates” or other similar words or expressions or conditional verbs such as “will”, “would”, “could”, and “should”.

Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties. Although management believes that the expectations, forecasts and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including the following factors:

•	General economic conditions, either nationally or in our market areas, that are worse than expected;

•	Significantly increased competition among depository and other financial institutions;

•	Inflation and changes in the interest rate environment that reduce our margins or fair value of financial instruments;

•	Changes in laws or government regulations affecting financial institutions, including changes in regulatory costs and capital requirements;

•	Our ability to enter new markets successfully and capitalize on growth opportunities;

•	Our ability to successfully integrate acquired entities and branches, including as a result of the consummation of the branch acquisition described under the caption “The Acquisition”;

•	Changes in consumer spending, borrowing and savings habits;

•	Changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board;

•	Changes in our organization, compensation and benefit plans; and

•	Our ability to repurchase from the U.S. Department of the Treasury (the “Treasury”) $184 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and the warrant for our common stock, each purchased by the Treasury under the Troubled Asset Relief Program — Capital Purchase Program.

You should refer to our periodic and current reports filed with the SEC (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See above under the caption “Where You Can Find More Information” in this prospectus supplement.

S-iii

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the common stock is appropriate for you.

About First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc., a Delaware corporation, provides a wide range of retail and commercial banking as well as other financial services through our wholly-owned, federally chartered savings bank subsidiary, First Niagara Bank. We are positioned as one of the leading community banks in Upstate New York, providing our retail consumer and business customers with banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, wealth management products, as well as retail and commercial deposit products. Additionally, we offer insurance and employee benefits consulting services through a wholly-owned subsidiary of First Niagara Bank. At December 31, 2008, we had $9.3 billion of assets and stockholders’ equity of $1.7 billion.

We were organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and a concurrent reorganization to a two-tiered mutual holding company. In November 2002, we converted First Niagara Bank and the mutual holding company to a federal charter subject to Office of Thrift Supervision (“OTS”) regulation. In January 2003, we converted the mutual holding company to stock form, with our shares of common stock owned by the mutual holding company being sold to depositors and other investors. Since 1998, we deployed the proceeds from these stock offerings through multiple whole-bank and nonbank financial services company acquisitions, as well as the opening of several de novo branches in target markets across Upstate New York. This strategy, coupled with our organic growth initiatives, which includes an emphasis on expanding our commercial operations and financial services businesses, has resulted in our successful transition from a traditional thrift to a commercial bank.

Our principal executive offices are located at 6950 South Transit Road, Lockport, New York, and our telephone number is (716) 625-7500.

First Niagara Bank

First Niagara Bank was organized in 1870, and is a community-oriented savings bank providing financial services to individuals, families, and businesses through our branch network located across Upstate New York. As of December 31, 2008, First Niagara Bank and all of its subsidiaries had $9.2 billion of assets, deposits of $5.9 billion, $1.5 billion of stockholder’s equity, employed approximately 2,000 people, and operated through 114 branches and several financial services subsidiaries.

First Niagara Bank’s subsidiaries provide a range of financial services to individuals and small and medium-size companies in our market areas and include: First Niagara Commercial Bank (the “Commercial Bank”), our New York State chartered bank whose primary purpose is to generate municipal deposits; First Niagara Funding, Inc., our real estate investment trust (“REIT”) which primarily originates and holds some of our commercial real estate and business loans; and First Niagara Risk Management, Inc. (“FNRM”), our full service insurance agency and employee benefits consulting firm engaged in the sale of insurance products, including business and personal insurance, surety bonds, life, disability and long-term care coverage, and other risk management advisory services. FNRM’s risk management consulting business includes alternative risk and self-insurance, claims investigation and adjusting services, and third-party administration of self insured workers’ compensation plans. FNRM’s employee benefits consulting business includes a retirement plan practice, compliance services and benefit plan administration, as well as a compensation consulting practice.

The Acquisition

On April 6, 2009, First Niagara Bank entered into a Purchase and Assumption Agreement (the “Purchase Agreement”) with National City Bank (“NatCity”) and The PNC Financial Services Group, Inc. (“PNC”) pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities of 57 NatCity bank branches (the “NatCity Branches”) in the Pittsburgh, Erie and Warren, Pennsylvania banking markets (the “Acquisition”). The Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the U.S. Department of Justice (the “DOJ”) required NatCity to divest these and other branches in connection with the merger of PNC and NatCity’s former parent company, National City Corporation. Upon closing of the Acquisition, First Niagara Bank will assume approximately $4.2 billion of deposit liabilities and acquire approximately $838.9 million of loans and $3.2 billion in cash, as well as the real and personal property, associated with the NatCity Branches.

Concurrently with First Niagara Bank’s entry into the Purchase Agreement, we entered into a Securities Purchase Agreement with PNC and NatCity (the “Securities Purchase Agreement”) pursuant to which we have the right to require PNC to purchase the lesser of 6.8 million shares of our common stock and the number of shares of our common stock that would result in an aggregate purchase price of $75 million, in each case at a per share purchase price equal to the five-day volume weighted average price at closing of the Acquisition. Additionally, we have the right to require NatCity to purchase our 12% Senior Notes due 2014 in an aggregate principal amount of up to $150 million less the purchase price paid by PNC for any common stock issued pursuant to the Securities Purchase Agreement.

We expect that First Niagara Bank will continue to have capital ratios that meet or exceed “well capitalized” levels after giving effect to the Acquisition and the investment by PNC and NatCity pursuant to the Securities Purchase Agreement. The Acquisition is expected to close in the third quarter of 2009. See “The Acquisition”.

Regulatory Capital

We expect to receive net proceeds from this offering of approximately $     (or $      if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and our estimated expenses, which we intend to use as described in greater detail under “Use of Proceeds”. We expect that the completion of this offering will further bolster our capital ratios and allow for the repurchase of the $184 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”) and the warrant for 1,906,191 shares of our common stock (which number of shares will be reduced by half if we repurchase the Series A Preferred Stock out of the proceeds of a qualified equity offering, including this offering), each held by the Treasury. We will determine whether to repurchase the Series A Preferred Stock and the warrant after consultation with the OTS, and if we elect to repurchase such securities, the warrant will be repurchased at fair market value.

We expect that First Niagara Bank will continue to have capital ratios that meet or exceed “well capitalized” levels after giving effect to this offering and, if we elect to repurchase our Series A Preferred Stock and the related warrant, after giving effect to such repurchases.

Risk Factors

An investment in the common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-6 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K as amended, for the year ended December 31, 2008, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary of Offering

The following summary contains basic information about the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, you should read the section of this prospectus supplement entitled “Description of Capital Stock of First Niagara Financial Group, Inc.”

Common stock we are offering	shares
Common stock outstanding after this offering	shares(1)(2)
Use of proceeds after expenses	We expect to receive net proceeds from this offering of approximately $ (or approximately $ if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us. In consultation with the OTS, we may notify the Treasury of our intent to repurchase the $184 million of our Series A Preferred Stock and the warrant for 1,906,191 shares of our common stock (which number of shares will be reduced by half if we repay the Series A Preferred Stock out of the proceeds of a qualified equity offering, including this offering) held by the Treasury, and we expect to fund any such repurchase with the proceeds of this offering. We may also use the net proceeds of this offering for general corporate purposes and may contribute some portion of the net proceeds to the capital of First Niagara Bank, which will use such amount for its general corporate purposes.
Listing	NASDAQ Global Select Market, or “NASDAQ,” Symbol: “FNFG”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 118,687,368 shares of common stock outstanding as of March 31, 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, and 3,743,081 shares of common stock issuable under our stock compensation plans and the warrant for 1,906,191 shares of common stock held by Treasury.

Summary Unaudited Pro Forma Combined Financial Information

The following summary unaudited pro forma combined financial information as of December 31, 2008 combines the historical audited consolidated statement of condition of First Niagara at December 31, 2008 with the unaudited financial information at December 31, 2008 supplied by NatCity as to the NatCity Branches. The pro forma combined financial information is presented as though the Acquisition, the sale of $75 million of our stock to PNC and the issuance of $75 million of our debt to NatCity had occurred on December 31, 2008, but without giving effect to this offering. You should read the following information together with our consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

The summary unaudited pro forma combined financial information is not necessarily indicative of the financial position that would have been achieved had the transactions reflected therein occurred on December 31, 2008. The pro forma adjustments with respect to the Acquisition reflect December 31, 2008 balances and are subject to change prior to the closing date in accordance with the terms of the Purchase Agreement.

	As of December 31, 2008
	Actual	Pro Forma
	($ in thousands)

Assets:
Cash and securities	$1,687,652	$5,063,422
Loans, net of allowance for credit losses	6,385,982	7,182,582
Goodwill & intangibles	784,549	906,495
Other assets	473,189	503,336

Total Assets	$9,331,372	$13,655,835

Liabilities and Stockholders’ Equity:
Deposits	$5,943,613	$10,130,367
Borrowings	1,540,227	1,615,227
Other liabilities	120,269	120,269
Stockholders’ equity	1,727,263	1,789,972

Total Liabilities and Stockholders’ Equity	$9,331,372	$13,655,835

Summary Selected Audited Consolidated Financial Information

The following is our selected audited consolidated financial information for each of the years in the five-year period ended December 31, 2008. You should read the following information together with our audited consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of or for the Year Ended December 31,
	2008	2007	2006	2005	2004
	($ in thousands, except per share amounts)

Selected financial condition data:
Total assets	$9,331,372	$8,096,228	$7,945,526	$8,064,832	$5,078,374
Loans and leases, net	6,385,982	5,654,705	5,593,512	5,216,299	3,215,255
Securities available for sale:
Mortgage-backed	1,232,383	817,614	717,601	867,037	618,156
Other	340,718	399,550	342,821	737,851	551,973
Deposits	5,943,613	5,548,984	5,709,736	5,479,412	3,337,682
Borrowings	1,540,227	1,094,981	747,554	1,096,427	750,686
Stockholders’ equity	$1,727,263	$1,353,179	$1,387,197	$1,374,423	$928,162

Common shares outstanding	118,562	104,770	110,719	112,808	82,318
Preferred shares outstanding	184	—	—	—	—

Selected operations data:
Interest income	$441,138	$422,772	$415,830	$375,217	$224,578
Interest expense	172,561	198,594	169,349	125,067	68,476

Net interest income	268,577	224,178	246,481	250,150	156,102
Provision for credit losses	22,500	8,500	6,456	7,348	8,442

Net interest income after provision for credit losses	246,077	215,678	240,025	242,802	147,660
Noninterest income	115,735	131,811	111,218	90,663	51,866
Noninterest expense	228,410	222,466	211,851	188,206	120,850

Income before income taxes	133,402	125,023	139,392	145,259	78,676
Income taxes	44,964	40,938	47,533	52,400	26,859

Net income	88,438	84,085	91,859	92,859	51,817
Preferred stock dividend and accretion	1,184	—	—	—	—

Net income available to common stockholders	$87,254	$84,085	$91,859	$92,859	$51,817

Stock and related per share data:
Earnings per common share:
Basic	$0.81	$0.82	$0.86	$0.85	$0.66
Diluted	0.81	0.81	0.85	0.84	0.65
Cash dividends	0.56	0.54	0.46	0.38	0.30
Book value	$15.02	$13.41	$12.99	$12.65	$11.86

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2008, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Relating to Our Business

Economic Conditions May Adversely Affect Our Liquidity and Financial Condition.

In the past year, significant declines in the values of mortgage-backed securities and derivative securities issued by financial institutions, government sponsored entities, and major commercial and investment banks have led to decreased confidence in financial markets among borrowers, lenders, and depositors, as well as disruption and extreme volatility in the capital and credit markets and the failure of some entities in the financial sector. As a result, many lenders and institutional investors have reduced or ceased to provide funding to borrowers. Continued turbulence in the capital and credit markets may adversely affect our liquidity and financial condition and the willingness of certain counterparties and customers to do business with us.

Commercial Real Estate and Business Loans Increase Our Exposure to Credit Risks.

At December 31, 2008, our portfolio of commercial real estate and business loans totaled $3.5 billion, or 54% of total loans. We plan to continue to emphasize the origination of these types of loans, which generally exposes us to a greater risk of nonpayment and loss than residential real estate loans because repayment of such loans often depends on the successful operations and income stream of the borrowers. Additionally, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans. Also, many of our borrowers have more than one commercial loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential real estate loan.

We target our business lending and marketing strategy towards small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact these businesses, our results of operations and financial condition may be adversely affected.

Increases to the Allowance for Credit Losses May Cause Our Earnings to Decrease.

Our customers may not repay their loans according to the original terms, and the collateral securing the payment of those loans may be insufficient to pay any remaining loan balance. Hence, we may experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for credit losses, we rely on loan quality reviews, past loss experience, and an evaluation of economic conditions, among other factors. If our assumptions prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. Material additions to the allowance would materially decrease our net income.

Our emphasis on the origination of commercial real estate and business loans is one of the more significant factors in evaluating our allowance for credit losses. As we continue to increase the amount of these loans, additional or increased provisions for credit losses may be necessary and as a result would decrease our earnings.

Bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or loan charge-offs. Any increase in our allowance for credit losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our results of operations and/or financial condition.

Concentration of Loans in Our Primary Market Area May Increase Risk.

Our success depends primarily on the general economic conditions in Upstate New York, as nearly all of our loans are to customers in this market. Upon consummation of the Acquisition, our success will also be dependent on the general economic conditions in the Western Pennsylvania markets where the NatCity Branches are located. The local economic conditions in Upstate New York and Western Pennsylvania have a significant impact on the ability of borrowers to repay loans. As such, a decline in real estate valuations in this market would lower the value of the collateral securing those loans. In addition, a significant weakening in general economic conditions such as inflation, recession, unemployment, or other factors beyond our control could negatively affect our financial results.

Changes in Interest Rates Could Adversely Affect Our Results of Operations and Financial Condition.

Our results of operations and financial condition are significantly affected by changes in interest rates. Our financial results depend substantially on net interest income, which is the difference between the interest income that we earn on interest-earning assets and the interest expense we pay on interest-bearing liabilities. Because our interest-bearing liabilities may reprice or mature more quickly than our interest-earning assets, an increase in interest rates could result in a decrease in our net interest income. We have taken steps to mitigate this risk such as holding fewer longer-term residential mortgages as well as investing excess funds in shorter-term investments.

Changes in interest rates also affect the value of our interest-earning assets and in particular our investment securities available for sale. Generally, the value of our investment securities fluctuates inversely with changes in interest rates. At December 31, 2008, our investment securities available for sale totaled $1.6 billion. Unrealized losses on our securities available for sale, net of tax, amounted to $12.7 million and are reported in other comprehensive income as a separate component of our stockholders’ equity. Decreases in the fair value of our securities available for sale, therefore, could have an adverse effect on our stockholders’ equity or our earnings if the decrease in fair value is deemed to be other than temporary.

Changes in interest rates may also affect the average life of our loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on our existing loans and securities. Additionally, increases in interest rates may decrease loan repayments and make it more difficult for borrowers to repay adjustable rate loans.

Conditions in Insurance Markets Could Adversely Affect Our Earnings.

As we have become increasingly reliant on noninterest income, particularly insurance fees and commissions, these revenue levels could be negatively impacted by the fluctuating premiums in the insurance market caused by capacity constraints and losses due to natural disasters. Other factors that affect our insurance revenue are profitability and growth of our clients, continued development of new products and services, as well as our access to markets.

Our Ability to Grow May Be Limited if We Cannot Make Acquisitions.

In an effort to fully deploy our capital and to increase our loans and deposits, we intend to continue to acquire other financial institutions, financial services companies, or branches. We compete with other financial institutions with respect to proposed acquisitions. We cannot predict if or when we will be able to identify and attract acquisition candidates or make acquisitions on favorable terms. In addition, we incur risks and challenges associated with the integration of acquired institutions in a timely and efficient manner, and we cannot guarantee that we will be successful in retaining existing customer relationships or achieving anticipated operating efficiencies.

Our Expanding Branch Network May Affect Our Financial Performance.

Since 1998, we have expanded our branch network by both acquiring financial institutions and establishing de novo branches. At December 31, 2008, we operated 114 branches, which included an increase of seven branches resulting from our acquisition of Great Lakes Bancorp, Inc. in February 2008. We cannot assure that our ongoing branch expansion strategy will be accretive to our earnings, or that it will be accretive to our earnings within a reasonable period of time. Numerous factors contribute to the performance of a new branch, such as a suitable location, qualified personnel, and an effective marketing strategy. Additionally, it takes time for a new branch to gather sufficient loans and deposits to generate enough income to offset its expenses, some of which, like salaries and occupancy expense, are relatively fixed costs.

Strong Competition May Limit Our Growth and Profitability.

Competition in the banking and financial services industry is intense. We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors (whether regional or national institutions) have substantially greater resources and lending limits than us and may offer certain services that we do not or cannot provide. Our profitability depends upon our ability to successfully compete in our market area.

We Operate in a Highly Regulated Environment and May Be Adversely Affected by Changes in Laws and Regulations.

We are subject to extensive regulation, supervision, and examination by the OTS, the Federal Deposit Insurance Corporation (the “FDIC”), and the New York State Banking Department. Such regulators govern the activities in which we may engage, primarily for the protection of depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a bank, the classification of assets by a bank, and the adequacy of a bank’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on us and our operations. We believe that we are in substantial compliance with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and applicable regulations are subject to regular modification and change. There can be no assurance that proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects.

The Soundness of Other Financial Services Institutions May Adversely Affect Our Credit Risk.

We rely on other financial services institutions through trading, clearing, counterparty, and other relationships. We maintain limits and monitor concentration levels of our counterparties as specified in our internal policies. Our reliance on other financial services institutions exposes us to credit risk in the event of default by these institutions or counterparties. These losses could adversely affect our results of operations and financial condition.

Increases in FDIC Insurance Premiums May Cause Our Earnings to Decrease.

The Emergency Economic Stabilization Act of 2008 temporarily increased the limit on FDIC coverage to $250,000 for all accounts through December 31, 2009. We have also enrolled in the Temporary Liquidity Guarantee Program for noninterest-bearing transaction deposit accounts. In addition, in February 2009, the FDIC proposed an interim rule that further increases deposit insurance premiums, including a one-time special assessment on deposits as of June 30, 2009. This, along with the full utilization of our assessment credit in early 2009, will cause the premiums assessed by the FDIC to increase. These actions will significantly increase our noninterest expense in 2009 and in future years as long as the increased premiums are in place.

We May Elect Not to Repurchase Our Series A Preferred Stock. In Such Event, We Would Continue to Be Subject to Certain Legal and Contractual Restrictions of the Troubled Asset Relief Program — Capital Purchase Program.

Following the enactment in February 2009 of the American Recovery and Reinvestment Act of 2009, we may, after consultation with the OTS, repurchase the Series A Preferred Stock we issued under the Troubled Asset Relief Program — Capital Purchase Program (the “CPP”) at any time and without having first raised proceeds from a qualified equity offering. As described under “Use of Proceeds”, we may repurchase our Series A Preferred Stock and the related warrant issued under the CPP with the proceeds of this offering. The repurchase of these securities may be at an amount more than our carrying value and, as such, may negatively impact our net income available to stockholders and our earnings per share.

If, after consultation with the OTS, we decide not to repurchase these securities, we will continue to be subject to the terms of the CPP and the Letter Agreement (the “Letter Agreement”) we entered into with the Treasury under the CPP. Pursuant to the terms of the Letter Agreement, the Treasury may amend any provision of the Letter Agreement to the extent required to comply with any changes in applicable federal statutes. Any change in the Letter Agreement could have a material impact on us and our operations. There can be no assurance that federal statutes will not be adopted in the future that will adversely affect the terms of the CPP and our financial condition. In addition, future federal statutes may contain retroactive restrictions which may adversely affect our ability to comply with the terms of the Letter Agreement or effectively manage our business.

We May Be Required to Make a Contribution to Our Pension Plan in 2009.

Deteriorating economic conditions have led to decreased confidence in financial markets among borrowers, lenders, and depositors, causing extreme volatility in interest rates and equity prices. As a result, we experienced a significant decline in the fair value of our pension plan assets such that our pension plan was underfunded by $9.6 million at December 31, 2008. If the fair value of our pension plan assets does not recover to previous levels, we will be required to make a contribution to our plan in 2009, which may adversely affect our results of operations and financial condition.

A Substantial Decline in the Value of Our Federal Home Loan Bank of New York Common Stock May Adversely Affect Our Financial Condition.

We own common stock of the Federal Home Loan Bank of New York (“FHLB”) in order to qualify for membership in the Federal Home Loan Bank system, which enables us to borrow funds under the Federal Home Loan Bank advance program. The carrying value and fair market value of our FHLB common stock was $62.3 million as of December 31, 2008.

Recent published reports indicate that certain member banks of the Federal Home Loan Bank system may be subject to asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLB, could be substantially diminished or reduced to zero. Consequently, given that there is no market for our FHLB common stock, we believe that there is a risk that our investment could be deemed other than temporarily impaired at some time in the future. If this occurs, it may adversely affect our results of operations and financial condition.

If the capitalization of the FHLB is substantially diminished and if it reduces or suspends its dividend, our liquidity may be adversely impaired if we are not able to obtain an alternative source of funding.

Certain of Our Goodwill and Intangible Assets May Become Impaired in the Future.

We test our goodwill and intangible assets for impairment on a periodic basis. Our impairment testing incorporates the current market price of our common stock, the estimated fair value of our assets and liabilities, and certain information of similar companies. It is possible that future impairment testing could result in a value of our goodwill and intangibles which may be less than the carrying value, and as a result may adversely affect our financial condition and results of operations. If we determine an impairment exists at a given point in time, our earnings and the book value of the related goodwill and intangibles will be reduced by the amount of the impairment. Notwithstanding the foregoing, the results of impairment testing on our goodwill and intangible assets have no impact on our tangible book value or regulatory capital levels.

Risks Relating to the Acquisition

The Success of the Acquisition Will Depend on a Number of Uncertain Factors.

The success of the Acquisition will depend on a number of factors, including, without limitation:

•	our ability to integrate the NatCity Branches into the current operations of First Niagara Bank;

•	our ability to limit the outflow of deposits held by our new customers in the NatCity Branches and to retain interest-earning assets (i.e., loans) acquired in the Acquisition;

•	our ability to attract new deposits and to generate new interest earning assets;

•	our success in deploying the cash received in the Acquisition into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	our ability to control the incremental non-interest expense from the NatCity Branches in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to retain and attract the appropriate personnel to staff the NatCity Branches; and

•	our ability to earn acceptable levels of non-interest income, including fee income, from the NatCity Branches.

No assurance can be given that First Niagara Bank will be able to integrate the NatCity Branches successfully, that the operation of the NatCity Branches will not adversely affect our existing profitability, that we will be able to achieve results in the future similar to those achieved by our existing banking business, that we will be able to compete effectively in new market areas, or that we will be able to manage growth resulting from the Acquisition effectively.

Additionally, our ability to grow the NatCity Branches post-Acquisition depends in part on our ability to retain the relationship managers and district sales executives we expect to hire in connection with the Acquisition. We believe that the ties these relationship managers and sales executives have to the Pittsburgh, Erie and Warren, Pennsylvania banking markets are vital to our ability to maintain our relationships with existing NatCity customers and to generate new business in these markets. Our failure to hire or retain these relationship managers or district sales executives could adversely affect the success of the Acquisition and our future growth.

Upon completion of the Acquisition, we will integrate the NatCity Branches into First Niagara Bank. This will be an operation of substantial size and expense. The unexpected difficulties or costs we may encounter in the integration could materially adversely affect our earnings and financial condition.

Deposit and Loan Run-Off Rates Could Exceed the Rates We Have Projected in Connection with Our Planning for the Acquisition and the Integration of the NatCity Branches.

Under the Purchase Agreement, we agreed to assume approximately $4.2 billion in deposit liabilities, based on deposit data as of December 31, 2008. We anticipate a possible reduction in the amount of the deposits prior to the closing of the Acquisition due to run-off of deposits, which would have the effect of reducing the amount of the deposits we assume and the total dollar amount of the premium to be paid. Deposit run-off is also expected to occur following the closing. For purposes of our internal financial analyses, we have assumed a 25% to 35% post-Acquisition run-off rate as to deposit liabilities assumed upon which a premium has been paid. While we believe that this is a reasonable assumption, actual run-off could be higher.

Moreover, although we are acquiring a loan portfolio of approximately $838.9 million (as of December 31, 2008), it is not known whether we will be able to retain those loan relationships over time.

Post-Acquisition loan and deposit run-off at the NatCity Branches may also occur due to the fact that the combined PNC/NatCity group will remain as a major competitor in these banking markets. This presence increases the possibility that customers of the NatCity Branches may elect to continue to bank with PNC/NatCity rather than to become our customers.

As with most transactions of this nature, it will be necessary to convert customer loan and deposit data from NatCity’s data processing system to our data processing system. Delays or errors in the conversion process could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if we are not able to cost effectively service particular NatCity loan or deposit products with special features.

The Credit Quality of Loans Associated with the NatCity Branches May be Less Than Expected, Requiring Us to Increase Our Allowances for Loan Losses and Negatively Affecting Our Earnings.

As part of our due diligence on the NatCity Branches, we have reviewed a sampling of the loans associated with the NatCity Branches in various categories and have found them to be of acceptable credit quality. Our examination of these loans was made using the same criteria, analyses and collateral evaluations that we have traditionally used in the ordinary course of our business. Although we believe that NatCity loans being acquired are of acceptable credit quality, no assurance can be given as to the future performance of the related loans.

We May not be Able to Invest the Funds Acquired in the Acquisition in Investment Securities and Loans at Market Rates and May Not be Able to Earn a Favorable Net Interest Margin.

Under the Purchase Agreement, the deposits associated with the NatCity Branches totaled $4.2 billion and the loans associated with the NatCity Branches totaled $838.9 million. First Niagara Bank will acquire substantially more interest-bearing liabilities than interest-earning assets. As a result, we expect to invest the cash proceeds of approximately $3.2 billion in a combination of investment securities and loans. We anticipate that it may take several years to invest these acquired funds in loans such that the resulting loan-to-deposit ratio approximates First Niagara Bank’s loan-to-deposit ratio prior to the Acquisition. In the interim, First Niagara Bank expects to invest the acquired funds in a portfolio comprised primarily of agency backed mortgage-backed securities and to fund loan growth. There can be no assurance that First Niagara Bank will be able to invest the acquired funds in investment securities and loans at market rates or that First Niagara Bank will be able to earn a favorable net interest margin through investing the funds in securities until loans can be made. Given fluctuations in market conditions, there can be no assurance that management’s current strategy for allocating the acquired funds will be the investment allocation ultimately pursued. See “The Acquisition — Impact of the Acquisition on Operating Performance”.

We Face Risks Related to Lending Out Funds to be Acquired in the Acquisition.

A central focus of our and First Niagara Bank’s strategic plan is the continued development and growth of a diversified loan portfolio, with emphasis on commercial business and commercial real estate loans made to borrowers within First Niagara Bank’s market areas. Certain risks are inherent in the lending function, including a borrower’s inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans is most significantly affected by changing economic conditions in a particular geographical area, business or industry which could impair future operating performance. Risks associated with real estate loans and general business loans include changes in general economic conditions which may affect underlying collateral values as well as the borrower’s ability to repay. Installment and other consumer loans are subject to repayment risk which we believe is mitigated by the diverse portfolio of such loans, the relatively low average balances outstanding on individual extensions of credit, and First Niagara Bank’s distributed network of branches.

Changes in Interest Rates May Affect Our Results of Operations.

First Niagara Bank’s strategy is to invest the funds to be acquired in the Acquisition in investment securities in the near term and a mix of investment securities and loans in the long-term. Changes in interest rates will affect the value of, and interest earned on, First Niagara Bank’s investment securities which, in the near term following the Acquisition, will represent an increased portion of First Niagara Bank’s assets. In addition, interest rate changes will affect First Niagara Bank’s ability to increase the volume of its loan originations in the long term following the Acquisition. Therefore, the success of First Niagara Bank’s post-Acquisition strategy will depend, in large part, on our ability to manage interest rate risk. Management intends to make investment decisions in conjunction with First Niagara Bank’s asset/liability position, with particular attention given to the interest rate risk of the Bank’s entire balance sheet, not just that associated with incremental investment decisions. First Niagara Bank’s intended purchases of investment securities will not be immune from price volatility. There can be no assurance, however, that our method of managing interest rate risk will be effective in avoiding undue interest rate or market value risk or that we will be able to effectively manage the interest rate risk with respect to the Acquisition. See “The Acquisition — Impact of the Acquisition on Operating Performance”.

Risks Relating to the Common Stock

The Price of Our Common Stock May Fluctuate Significantly, and this May Make it Difficult for You to Resell Shares of Common Stock Owned by You at Times or at Prices You Find Attractive.

The price of our common stock on NASDAQ constantly changes. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	our past and future dividend practice;

•	our financial condition, performance, creditworthiness and prospects;

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

There May be Future Sales or Other Dilution of Our Equity, Which May Adversely Affect the Market Price of Our Common Stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. As described below under “The Acquisition,” we have entered into a Securities Purchase Agreement pursuant to which we have the right to require PNC to purchase the lesser of 6.8 million shares of our common stock and the number of shares of our common stock that would result in an aggregate purchase price of $75 million.

The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering, including pursuant to the Securities Purchase Agreement, or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

You May Not Receive Dividends on the Common Stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding. As of December 31, 2008, 184,011 shares of our Series A Preferred Stock were issued and held by the Treasury under the CPP. Although we have historically declared cash dividends on our common stock, we are not required to do so and may further reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

Our Results of Operations and Our Ability to Fund Dividend Payments on Our Common Stock and All Payments on Our Other Obligations Depends Upon the Results of Operations of Our Subsidiaries.

We are a holding company that conducts substantially all of our operations through our bank and its subsidiaries. As a result, our ability to make dividend payments on our common stock will depend primarily upon the receipt of dividends and other distributions from our bank. There are various regulatory restrictions on the ability of our banking subsidiaries to pay dividends or make other payments to us. In particular, dividend and other distributions from our bank to our holding company would require notice to or approval of the OTS. There can be no assurances that we would receive such approval.

In addition, our right to participate in any distribution of assets of our subsidiary upon its liquidation or otherwise, and thus your ability as a holder of the common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of our subsidiary, except to the extent that any of our claims as a creditor of our subsidiary may be recognized. As a result, our common stock will effectively be subordinated to all existing and future liabilities and obligations of our subsidiary.

As of December 31, 2008, First Niagara Bank’s total deposits and borrowings were approximately $5.9 billion and $1.5 billion, respectively.

Offerings of Debt, Which Would Be Senior to Our Common Stock Upon Liquidation, and/or Preferred Equity Securities Which May Be Senior to Our Common Stock for Purposes of Dividend Distributions or Upon Liquidation, May Adversely Affect the Market Price of Our Common Stock.

We may attempt to increase our capital resources or, if our or our banking subsidiary’s capital ratios fall below the required minimums, we or our banking subsidiary could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Anti-Takeover Provisions Could Negatively Impact Our Stockholders.

Provisions of Delaware law and provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. Additionally, our certificate of incorporation authorizes our Board of Directors to issue additional series of preferred stock as described under “Description of Capital Stock of First Niagara Financial Group, Inc.” and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

RECENT DEVELOPMENTS

The following is a discussion of certain unaudited financial information at or for the quarter ended March 31, 2009.

At March 31, 2009, we had total assets of $9.6 billion, loans of $6.4 billion, deposits of $6.2 billion and stockholders’ equity of $1.7 billion. Highlights for the quarter ended March 31, 2009 include the following:

•	Net income for the quarter ended March 31, 2009 was $18.7 million or $0.14 per diluted share and includes costs of approximately $0.02 per diluted share incurred due to settlement of a service mark infringement legal matter as well as in connection with expenses incurred to date related to the proposed Acquisition.

•	Our net interest rate margin was 3.61% for the quarter ended March 31, 2009 compared to 3.68% for the quarter ended December 31, 2008. The seven basis point decline reflects the impact of multiple Federal Reserve rate decreases which occurred during the fourth quarter of 2008. As a result, our interest rate sensitive loan portfolios, such as commercial business and home equity loans, re-priced downwards causing a 35 basis point decline in the yield on interest-earning assets. Likewise, our continued discipline toward deposit pricing combined with a corresponding decrease in wholesale borrowing costs partially mitigated this decline as the rate paid on our interest-bearing liabilities decreased by 30 basis points.

•	Commercial real estate and business loans increased by $71.3 million, or 8% annualized growth since December 31, 2008, reflecting our continued strategic focus on this asset class.

•	Residential mortgage loans decreased $76.1 million, or 15% annualized, since December 31, 2008. As interest rates have declined during the first quarter, we have experienced a significant increase in loan refinancing activity, including loans currently held by other financial institutions. However, the ongoing consumer preference has been for long-term fixed rate products which we do not hold in our portfolio. This, coupled with run-off in our own portfolio, has led to the decline in residential mortgage loans.

•	Nonperforming loans were $51.9 million, or 0.81% of total loans, at March 31, 2009, compared to $46.4 million, or 0.72% of total loans, at December 31, 2008. The increase is largely attributable to one relationship and is reflective of the general deterioration of the Upstate New York economy. At March 31, 2009, the allowance for credit losses increased to 1.23% of total loans from 1.20% at December 31, 2008. The allowance for credit losses as a percentage of nonperforming loans decreased to 153% at March 31, 2009 from 168% at December 31, 2008, due primarily to the increase in nonperforming loans described above.

•	Our securities available for sale portfolio, which remains a high quality stable source of liquidity to fund our loan growth, increased by $227.8 million to $1.8 billion at March 31, 2009, as compared to December 31, 2008, reflecting the continued deployment and leveraging of proceeds from our common stock offering in October 2008 and the issuance of our Series A Preferred Stock under the CPP. The majority of the funds were invested in mortgage-backed securities guaranteed by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Government National Mortgage Association with an expected average life ranging from two to three years. At March 31, 2009, our securities available for sale portfolio included $852 thousand of net unrealized gains, which represents a $13.6 million improvement from December 31, 2008.

•	Our deposits increased $284.5 million over the first three months of the year to $6.2 billion. This 19% annualized increase was primarily due to seasonal and new account growth in our money market, interest-bearing checking and municipal deposit balances. Core retail checking accounts increased $12.7 million, or 19% annualized since year end.

•	The leveraging of our October 2008 common stock offering and our CPP funds continued during the first quarter, however, the increased level of deposits resulted in a $93.3 million reduction in borrowed funds from December 31, 2008 to March 31, 2009.

•	Noninterest income increased slightly during the first quarter of 2009. A seasonal increase in insurance revenue was partially offset by a decrease in banking service charges and fees and certain asset-based management fees. Economic conditions have lead to significant changes in customer behavior patterns resulting in historically low banking transaction and service volumes while market based fees received on assets managed for employee benefit plans are being impacted by the continued decline in the values of those assets.

•	Our efficiency ratio increased to 62.5% for the first quarter of 2009 from 57.9% for the fourth quarter of 2008 as noninterest expenses were impacted by increased FDIC insurance premiums due to our participation in the FDIC’s Temporary Liquidity Guarantee Program, costs of settlement of a service mark infringement legal matter and professional services incurred related to the Acquisition. Excluding the costs of settlement of a service mark infringement legal matter and professional services incurred related to the Acquisition, our operating efficiency ratio for the quarter would have been 57.9%.

•	For the first quarter of 2009, our effective tax rate increased approximately 200 basis points due to the combination of the phase out by New York State of the exclusion of dividends paid by our REIT to our bank and the limitation on deductibility of certain executive compensation under terms of the CPP.

•	All capital ratios of First Niagara Bank remained above the “well capitalized” level.

•	As a result of the decline in the price of our common stock during the first quarter of 2009, a triggering event under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, had occurred as of March 31, 2009. The decline in our common stock is generally consistent with the overall financial services sector. In particular, this sector has been hard hit by the overall economic turmoil and general market dislocation. Management has completed its March 31, 2009 goodwill analysis and has determined that there has been no impairment of goodwill in either our banking or financial services reporting units.

THE ACQUISITION

The following discussion of the Acquisition is qualified in its entirety by reference to, and should be read in conjunction with, the information included elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated herein and therein by reference.

Background of the Acquisition

On April 6, 2009, First Niagara Bank entered into the Purchase Agreement with NatCity and PNC pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities of 57 NatCity Branches in the Pittsburgh, Erie and Warren, Pennsylvania banking markets. The Federal Reserve and the DOJ required NatCity to divest these and other branches in connection with the merger of PNC and NatCity’s former parent company, National City Corporation.

Concurrently with First Niagara Bank’s entry into the Purchase Agreement, we and First Niagara Bank entered into the Securities Purchase Agreement with PNC and NatCity pursuant to which we have the right to require PNC to purchase the lesser of 6.8 million shares of our common stock and the number of shares of our common stock that would result in an aggregate purchase price of $75 million, in each case at a per share purchase price equal to the five-day volume weighted average price at closing of the Acquisition. Additionally, we have the right to require NatCity to purchase our 12% Senior Notes due 2014 in an aggregate principal amount of up to $150 million less the purchase price paid by PNC for any common stock issued pursuant to the Securities Purchase Agreement.

Upon completion of the Acquisition, First Niagara Bank will have the third largest deposit market share in the Pittsburgh banking market and the fifth largest deposit market share in the Erie banking market, in each case based on deposit data as of June 30, 2008 (the most recent deposit data published by the banking regulators), as adjusted to exclude home office deposits.

We expect that First Niagara Bank will continue to have capital ratios that meet or exceed “well capitalized” levels after giving effect to the Acquisition and the investment by PNC and NatCity pursuant to the Securities Purchase Agreement. We currently expect the Acquisition to close during the third quarter of 2009.

Terms and Conditions of the Acquisition

At the closing of the Acquisition, and subject to the terms of the Purchase Agreement, First Niagara Bank will assume approximately $4.2 billion of deposit liabilities booked at the NatCity Branches, including certificates of deposit, interest-bearing savings and checking accounts, money market accounts and non-interest-bearing accounts. The deposit liabilities to be assumed include liabilities booked at a branch to be acquired that were initially opened at such branch or that were moved to such branch at the request of a customer.

First Niagara Bank will acquire approximately $838.9 million in loans, approximately 51%, or $424 million, of which are middle market commercial loans, 41%, or $346 million, of which are small business loans and 8%, or $69 million, of which are consumer loans. Approximately 48% of the middle market commercial loans to be acquired are secured, including 19% secured by first lien mortgages. These loans are primarily in the industrial and consumer sectors, and have been outstanding for an average of four years. The small business loans to be acquired are spread over a diverse group of industries, with real estate, consumer and services accounting for the majority of the portfolio. In addition, 97% of the small business loans are based in the state of Pennsylvania. The consumer loans to be acquired, have been outstanding for an average of four years and had a weighted average FICO score of 737. First Niagara Bank will not acquire any subprime, residential mortgage, home equity, or shared national credit loans. Over 95% of the loans are to consumers and businesses whose principal residences or operations are in the state of Pennsylvania. At closing, First Niagara Bank will not receive any loans that have a delinquency status of greater than 30 days. The acquired loan portfolio had approximately $375 million of unfunded commitments as of November 30, 2008. The actual balance of the loan portfolio acquired at the closing of the Acquisition will be affected by (i) new loan originations, (ii) utilization of undrawn commitments on both the acquired loan portfolio and new originations, (iii) principal repayment or charge-offs on both the acquired loan portfolio and new loan originations and (iv) exclusion of any loan that becomes more than 30 days past due.

First Niagara Bank will also assume the duties, obligations and liabilities of NatCity under any property leases relating to, or incident to the real or personal property owned by, the NatCity Branches, any leases with tenants of the NatCity Branches and certain other obligations of the NatCity Branches.

At the closing, First Niagara Bank will acquire all cash on hand of the NatCity Branches, as well as the real and personal property owned by the branches (except computer equipment and software) and the rights of the branches under any acquired loans, leases, safe deposit agreements, relationship accounts or records.

Nineteen of the NatCity Branches are located on real property owned by NatCity, while 38 are located on leased properties. All of the assets and liabilities to be sold to and accepted by First Niagara Bank are on an “as-is-where-is” basis.

Payment of the premium on the assumed NatCity deposits, as well as the purchase price for the acquired loans and other NatCity Branch assets, will be made through an appropriate reduction of the cash received to fund the deposits assumed by First Niagara Bank. We expect that First Niagara Bank will receive a cash settlement amount of approximately $3.2 billion from NatCity at the closing, including acquired cash on hand. This amount represents the difference between (i) the deposit liabilities assumed of approximately $4.2 billion and (ii) the total of the following items:

•	1.3% of the average daily balance, including accrued interest, of the assumed deposit liabilities for the thirty calendar day period ending on and including the second business day prior to the closing date;

•	the aggregate net book value of all of the acquired assets (including loans), other than cash on hand and owned real property, as reflected on NatCity’s books as of the month-end preceding the closing date;

•	accrued interest on the acquired loans; and

•	the appraised value of the acquired owned real property.

The Purchase Agreement requires First Niagara Bank to offer employment to all employees of the NatCity Branches, including certain relationship managers located in the Pittsburgh and Erie, Pennsylvania banking markets and several district sales executives, and to employ any employee who does not decline the offer. Any employee who accepts employment with First Niagara Bank will be entitled to receive a base salary or regular hourly wage at least equal to that which was provided by NatCity and will be entitled to employee benefits and compensation opportunities substantially equivalent to those provided to similarly situated employees of First Niagara Bank. First Niagara Bank will credit each employee for the employee’s period of service as recognized by NatCity with respect to First Niagara Bank’s employee benefit plans, practices and policies, except for accrual of benefits under any defined benefit pension plan or post-retirement welfare benefit plan of First Niagara Bank or any recognition that would result in the duplication of benefits. Credit for prior service will not be provided with respect to First Niagara Bank’s employee stock ownership plan.

The closing of the Acquisition is contingent upon receipt by First Niagara Bank of all necessary regulatory approvals, including approval of the OTS.

Reasons for the Acquisition

The following summarizes what we believe are the major objectives and anticipated benefits of the Acquisition:

•	The Acquisition represents a unique opportunity to acquire 57 bank branches at an attractive deposit premium of 1.3%. We believe that the Acquisition will result in earnings growth and strengthen our franchise. The Acquisition and the associated PNC/NatCity investment are expected to result in a strong pro forma capital and liquidity position and to be accretive to earnings per share. Moreover, we believe that due to the enhanced earnings growth resulting from the Acquisition, we will have a higher rate of annual capital generation than we would have if we did not complete the Acquisition. This enhanced level of capital generation will offset the initial dilution of tangible book value per share.

•	The Acquisition represents an attractive opportunity for us to acquire $4.2 billion of deposits in the Pittsburgh, Erie and Warren, Pennsylvania banking markets, markets which we believe are comparable in terms of deposit market size (excluding home office deposits) to the markets we currently serve. We believe that our expansion into these new markets constitutes a logical extension of our existing geographic service area, in particular, given that the demographics of these new markets, in terms of such criteria as median age, per capita income and population trends, are comparable to the demographics of most of our existing Upstate New York markets.

•	The size of the Acquisition, in terms of loans to be acquired, deposit liabilities to be assumed, and the number of banking offices to be acquired, presents us with an attractive opportunity to enter the Pittsburgh, Erie and Warren, Pennsylvania banking markets with a substantial market presence. In the Pittsburgh banking market, for example, in terms of deposit market share and based on June 30, 2008 deposit data and after exclusion of home office deposits, First Niagara Bank will rank third. In the Erie banking market, in terms of deposit market share and based on June 30, 2008 deposit data, First Niagara Bank will rank fifth.

•	Our size relative to our competitors—smaller than large national banks, but significantly larger than the small local banks currently serving the target market in Pittsburgh, Erie and Warren, Pennsylvania—will provide us with a strategic advantage in serving a segment of the market that desires both personalized attention and access to a broad array of financial products and services offered at competitive prices. We have traditionally focused on retail loan and deposit customers, small business customers and on small and mid-sized commercial borrowers. We believe that the customers of the NatCity Branches will generally fit this customer profile and that the banking markets in which the NatCity Branches are located will offer significant potential to expand our customer base. We believe that we will be able to compete effectively in our new market through our community banking structure, which combines a broad array of competitively priced financial products and services with a focus on personalized service, responsiveness to customer needs and decentralized decision-making featuring a local management team familiar with the local community. Our retention of several NatCity relationship managers will enable us to provide continuity of service to the customers of the NatCity Branches.

•	The $838.9 million loan portfolio to be acquired as part of the Acquisition presents limited risk. The portfolio to be acquired is performing with no loans greater than thirty days past due. The portfolio is an in-market seasoned portfolio and will be marked to fair value at closing. Since we will record all acquired loans at their fair value on the acquisition date (currently estimated to be $42.3 million including both credit and interest rate components), we expect future additions to the allowance for credit losses related to such loans will be minimal in the foreseeable future.

•	The total deposits of $4.2 billion to be acquired have a favorable composition and present a re-pricing opportunity. Our loan-to-deposits ratio was 109% as of December 31, 2008. Following the Acquisition, we will have, on a pro forma basis, a loan-to-deposit ratio of 72%. The $3.2 billion in cash and cash equivalents acquired in the transaction will enhance our liquidity and support increased loan growth in the future. We believe the current macroeconomic environment is an opportune time to have excess liquidity.

•	The Acquisition provides us with the opportunity to expand our market for commercial real estate and grow our corporate and middle market business. We believe that the commercial real estate sector is currently underserved in the Pittsburgh and Northwestern Pennsylvania markets. In addition, the middle market relationship managers that will join First Niagara Bank as part of the Acquisition and the loans and deposits associated with the middle market relationship managers will offer us a significant platform for long-term growth and continuity of service to customers of the NatCity Branches. We also believe that the Acquisition provides similar opportunities to expand beyond our existing markets for other products and services, such as insurance and benefits services.

•	For a discussion of the potential risks inherent in the Acquisition, see “Risk Factors — Risks Relating to the Acquisition.”

Regulatory Conditions and Capital

The Acquisition is contingent upon obtaining necessary regulatory approvals. We expect to file an application with the OTS to own and operate the NatCity Branches in the near future. Although no assurance can be given that all required regulatory approvals will be obtained, we have no reason to believe that such approvals will not be forthcoming.

We have the right under the Securities Purchase Agreement to require PNC to purchase the lesser of 6.8 million shares of our common stock and the number of shares of our common stock that would result in a purchase price of $75 million, in each case at a per share purchase price equal to the five-day volume weighted average price at closing of the Acquisition. Additionally, we have the right to require NatCity to purchase our 12% Senior Notes due 2014 in an aggregate principal amount of up to $150 million less the purchase price paid by PNC for any common stock issued pursuant to the Securities Purchase Agreement.

As of December 31, 2008, we and First Niagara Bank were deemed “well capitalized” under applicable regulatory capital guidelines. Our and First Niagara Bank’s capital ratios are subject to change prior to the closing of the Acquisition due to a number of factors, including the final balances of the loans and deposits acquired in the Acquisition, fair value adjustments under purchase accounting rules, including adjustments due to interest rate changes, the impact of the final allocation between common stock and Senior Notes issued to PNC and NatCity, respectively, and our performance and the performance of First Niagara Bank between December 31, 2008 and the closing.

While no assurance can be given, we expect that upon the completion of the Acquisition and the PNC/NatCity investment we will remain “well capitalized” and First Niagara Bank’s capital ratios will continue to meet or exceed “well capitalized” levels.

	As of December 31, 2008
	Actual	Pro Forma(1)

First Niagara Bank
Tier 1 Risk Based Capital Ratio	11.5%	11.1%
Total Risk Based Capital Ratio	12.7	12.1
Tier 1 Capital to Tangible Assets Ratio	8.5	6.5
First Niagara Financial Group, Inc.
Tangible Common Equity/Tangible Assets	9.0%	5.5%
Tangible Common Equity/Risk-Weighted Assets	12.3	9.4

(1)	Pro forma for the Acquisition, purchase accounting adjustments, goodwill and intangibles recorded and net proceeds from the PNC/NatCity investment.

Unaudited Pro Forma Financial Information

The following unaudited pro forma consolidated balance sheet has been derived from our historical consolidated balance sheet as of December 31, 2008, adjusted to give effect to the proposed acquisition of assets and assumption of liabilities in connection with the Acquisition, the estimated purchase accounting adjustments (including capitalized expenditures and integration expenses) resulting from the Acquisition and the proceeds from the capital sold to PNC combined with the issuance of long-term unsecured debt to NatCity in connection with the Acquisition as though such transactions had occurred on December 31, 2008. The unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that would have been achieved had the transactions reflected therein occurred on such date. The pro forma adjustments with respect to the Acquisition reflect December 31, 2008 balances and are subject to change prior to the closing of the Acquisition in accordance with the terms of the Purchase Agreement. The unaudited pro forma consolidated balance sheet also does not purport to project our consolidated balance sheet for any future period.

Unaudited Pro Forma Consolidated
Balance Sheet
As of December 31, 2008

		Assets		Net Proceeds
	First Niagara	Acquired and	Purchase	from
	Financial	Liabilities	Accounting	PNC / NatCity	First Niagara Financial
	Group, Inc.	Assumed	Adjustments	Investment	Group, Inc.
	Historical	(1)(2)(3)	(4)(5)(6)	(7)	Pro Forma
	($ in thousands)

Assets
Cash and cash equivalents	$110,552	$16,216	$(19,861)	$150,000	$256,907
Restricted cash	3,999				3,999
Securities available for sale	1,573,101	3,229,415			4,802,516
Loans and leases	6,463,775	838,900	(42,300)		7,260,375
Less: Allowance for credit losses	77,793				77,793

Net loans and leases	6,385,982	838,900	(42,300)	—	7,182,582
Bank-owned life insurance	127,151				127,151
Premises and equipment, net	95,978	22,577	7,570		126,125
Goodwill	748,971		76,006		824,977
Core deposit and other intangibles, net	35,578		45,940		81,518
Other assets	250,060				250,060

Total Assets	$9,331,372	$4,107,108	$67,355	$150,000	$13,655,835

Liabilities and Stockholders’ Equity
Savings	$788,767	$75,425			$864,192
Interest-bearing checking	485,220	577,068			1,062,288
Money market deposit accounts	1,940,136	1,115,673			3,055,809
Noninterest-bearing	718,593	528,778			1,247,371
Certificates of deposit	2,010,897	1,864,260	25,550		3,900,707

Total Deposits	5,943,613	4,161,204	25,550	—	10,130,367
Short-term borrowings	717,464				717,464
Long-term borrowings	822,763			75,000	897,763
Other liabilities	120,269				120,269

Total Liabilities	7,604,109	4,161,204	25,550	75,000	11,865,863
Preferred equity	176,719				176,719
Common equity	1,550,544		(12,291)	75,000	1,613,253

Total Equity	1,727,263	—	(12,291)	75,000	1,789,972
Total Liabilities and Stockholders’ Equity	$9,331,372	$4,161,204	$13,259	$150,000	$13,655,835

(Notes follow on next page)

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)	Represents the assets acquired and liabilities assumed in the Acquisition. Because the assets acquired and liabilities assumed do not constitute a business which has continuity, historical financial statements are not available or relevant and, accordingly, are not included herein.

(2)	Accrued interest receivable on the loans acquired is assumed to be included in the outstanding loan balance. Accrued interest receivable is not considered to be material to this unaudited pro forma consolidated balance sheet.

(3)	The majority of cash received in the Acquisition is expected to be invested in securities available for sale, with a portion of the cash available to fund potential deposit run-off.

(4)	The purchase accounting adjustment on loans relates to the estimated fair value adjustment. The purchase accounting adjustment on deposits relates to the estimated fair value adjustment of the certificate of deposit liabilities.

(5)	The pro forma adjustments include capitalized premises and equipment expenditures of $8 million and $12 million of after-tax operating integration expenses.

(6)	Represents the estimated fair value of the core deposit intangible asset associated with deposit liabilities assumed as well as the estimated goodwill resulting from the transaction.

(7)	Based on an issuance of approximately $75 million in common stock and $75 million in unsecured senior debt to PNC and NatCity, respectively, in connection with the Acquisition. The new common equity will be issued at the five-day volume weighted average price at closing. It is assumed for purposes of this unaudited pro forma consolidated balance sheet that the shares of common stock would be issued at a price of $11.00 and the unsecured debt bears an interest rate of 12% and matures in 2014.

Impact of the Acquisition on Operating Performance

The following discussion represents our current assessment of the incremental impact of the Acquisition on our operating performance. Numerous factors, including factors outside our control (such as the general level of interest rates and both national and regional economic conditions), may significantly alter the effects described below. As such, there can be no assurance that the effects of the Acquisition will meet our expectations. See “Risk Factors—Risks Relating to the Acquisition.”

Significant Assumptions.  In addition to the assumptions stated below, we made the following assumptions in arriving at the current assessment of the incremental impact of the Acquisition on our operating performance discussed in this section: (i) the outlook for regional and national economic conditions and interest rates will remain relatively stable, (ii) although we will continue to be headquartered in Western New York, customers located in the markets served by the NatCity Branches have similar needs and desires as our current customers in our New York markets, namely a locally managed community bank, (iii) run-off of non-certificate deposits to be acquired in the Acquisition, if any, will occur either prior to, and/or shortly following, consummation of the Acquisition and run-off of certificates of deposit will occur at their scheduled maturity dates, (iv) we will be able to re-price the deposits from the Acquisition to rates more consistent with both current market rates and First Niagara Bank’s existing rates and (v) the cost to operate the NatCity Branches will be consistent with our current expectations. While we believe these assumptions and the other assumptions stated throughout this section are reasonable, there can be no assurance that actual results will be consistent with these assumptions.

Net Interest Income.  Based upon December 31, 2008 data, if and when the Acquisition is consummated and prior to any expected deposit run-off, First Niagara Bank is expected to assume deposit liabilities totaling $4.2 billion and acquire approximately $838.9 million in loans, including accrued interest, and $3.2 billion in cash (in addition to approximately $22.6 million in fixed assets and owned buildings). The cash from the Acquisition will be used to fund investment securities purchases and additional loan growth. We anticipate that the investment securities we purchase will be comprised primarily of agency-backed mortgage-backed securities and collateralized mortgage obligations.

First Niagara Bank will be acquiring from PNC approximately $838.9 million in loans, including accrued interest receivable, based on December 31, 2008 loan balances. We anticipate the loan balance at the NatCity Branches to grow at a rate of approximately $150 million to $200 million per year over the first two to three years. New loan originations will primarily be in a combination of commercial and industrial loans (both to middle market and small business customers) along with commercial real estate loans.

The following table highlights the loans to be acquired by First Niagara Bank in connection with the Acquisition by type and includes estimated weighted average yield information.

	Balance	Rate
	($ in millions)

Consumer Loans	69	7.93
Small Business Loans	346	6.78
Middle Market Commercial Loans	424	5.31

Total Loans	$839	6.13%

The composition of the investment portfolio and its ability to provide a competitive yield while not compromising our asset/liability management, liquidity, and investment policies and characteristics is an important component of the Acquisition. We anticipate the investment portfolio will be comprised primarily of agency-backed mortgage-backed securities and collateralized mortgage obligations. We estimate that we will initially have approximately $3.2 billion of cash to invest in securities comprised primarily of agency-backed mortgage-backed securities and collateral mortgage obligations and to fund loan growth.

The impact of the Acquisition on interest expense is expected to include interest expense of the NatCity Branches’ deposits which had an average cost of approximately 2.5% at December 31, 2008. We also expect to benefit from lowering the NatCity Branches’ weighted average interest costs to reflect deposit pricing more consistent with competitors in the Pittsburgh, Erie and Warren, Pennsylvania banking markets, as well as First Niagara Bank’s existing branches in Upstate New York. This deposit repricing plan is the primary reason we expect deposit run-off in the NatCity Branches’ deposit portfolio of 25-35%.

The following table provides information regarding the deposits to be assumed by First Niagara Bank in connection with the Acquisition, as of December 31, 2008, with estimated weighted average interest rate information.

	Balance	Rate
	($ in millions)

Savings	$75	0.37%
Interest-bearing checking	577	0.69
Money market deposit accounts	1,116	1.67
Noninterest-bearing	529	—
Certificates	1,864	4.39

Total Deposits	$4,161	2.52%

We believe that certain of the deposits assumed in the Acquisition will run-off prior to, or shortly following, the closing of the Acquisition. We believe that First Niagara Bank will offer comparable products and services to those offered by NatCity, and that First Niagara Bank will in fact be able to provide a similar level of personal service to small business customers and smaller size commercial and retail accounts. While there will be run-off prior to, or shortly following, the Acquisition, we believe that once we have had an opportunity to demonstrate our level of service to the customers of the NatCity Branches and the surrounding communities, deposits will begin to grow steadily. For purposes of our analysis of the Acquisition, we have projected deposit growth of 4% annually after adjusting for initial deposit run-off.

We expect the net interest margin of the Acquired Branches to be in a range of 2.25% to 2.75%. This range will depend on the prevailing level of interest rates, the yields we earn on the existing loan portfolio and new originations, the rates we pay on the existing deposit portfolio and new deposits, and the yields we earn on the securities portfolio.

Provision for Loan Losses.  Since we will record all acquired loans at their fair value on the acquisition date, we expect future additions to the allowance for credit losses related to such loans will be minimal for the foreseeable future. In addition, at closing, First Niagara Bank will not receive any loans that have a delinquency status of greater than 30 days. New loans originated will have reserves created consistent with First Niagara Bank’s credit policies. After the Acquisition actual provision expenses will be based on numerous factors, including the state of the national and regional economies, local real estate values, and trends in our non-performing loans, delinquencies and charge-offs, and may be higher or lower than our current expectations.

Non-Interest Income.  While actual results will be based on numerous factors, many of which are not in our control and, therefore, no assurances can be given, we believe that over time approximately 30% of our total net revenue related to the NatCity Branches (defined as net interest income plus non-interest income) could be derived from non-interest income. Additional non-interest income could be generated through insurance sales, investment product sales, employee benefits consulting and lending activities; however, only a small part of this income has been included in our assessment of the incremental impact of the Acquisition on our operating performance.

Non-Interest Expense.  We believe that we will be able to operate the NatCity Branches with a cash efficiency ratio (that is, non-interest expense less amortization of intangibles divided by the sum of net interest income and non-interest income) of approximately 55%. We expect the cash operating expenses to be a combination of the following: (i) the cost to operate each individual branch, which is a combination of branch employees and other standard branch maintenance functions, (ii) FDIC deposit insurance premiums, (iii) expenses associated with the centralization of support functions and costs incurred to expand and enhance the services, products and support provided to the NatCity Branches’ customers and (iv) marketing expenses to develop strong brand awareness in the markets in and around the NatCity Branches.

In addition there will be non-cash charges associated with amortization of the tax deductible core deposit premium and capitalized one-time expenses. The tax deductible core deposit premium resulting from the Acquisition is expected to be amortized via the sum-of-the-years-digits amortization method over a period of approximately ten years for GAAP purposes; the core deposit premium will be amortized straight-line over fifteen years for tax purposes. The core deposit premium is expected to be two percent of all deposits excluding certificates of deposit. In addition, depreciation expense associated with capitalizable expenses for technology investments and signage are expected to be approximately $1.5 million to $2.5 million per year.

There will be approximately $20 million to $23 million of one-time pre-tax expenses that cannot be capitalized and will impact our reported earnings in 2009.

Income Taxes.  We estimate that the marginal tax rate that results from the NatCity Branches will be approximately 40%. The goodwill generated by the transaction will be deducted for tax purposes over 15 years utilizing the straight line method.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock offered hereby of approximately $      million (or approximately $      million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. In consultation with the OTS, we may notify the Treasury of our intent to repurchase the $184 million of our Series A Preferred Stock and the warrant for 1,906,191 shares of our common stock (which number of shares will be reduced by half if we repurchase the Series A Preferred Stock out of the proceeds of a qualified equity offering, including this offering) held by the Treasury, and we expect to fund any such repurchase with the proceeds of this offering. If we elect to repurchase the Series A Preferred Stock and the warrant, the warrant will be repurchased at fair market value. We may also use the net proceeds of this offering for general corporate purposes and may contribute some portion of the net proceeds to the capital of First Niagara Bank, which will use such amount for its general corporate purposes.

CAPITALIZATION

The following table is adjusted to give effect to the Acquisition and sets forth our consolidated capitalization as of December 31, 2008, and to give effect to the issuance of the common stock offered hereby.

	As of December 31, 2008
	Actual	Pro Forma(1)	As Adjusted(2)
		($ in thousands)

Preferred stock, $0.01 par value, 50,000,000 shares authorized; Series A, cumulative perpetual preferred stock, $1,000 liquidation value, 184,011 shares issued and outstanding in 2008	$176,719	$176,719
Common stock, $0.01 par value, 250,000,000 shares authorized; 125,419,261 shares issued in 2008 (and 132,237,443 shares as adjusted)(1)	1,254	1,322
Additional paid-in capital(1)	1,326,159	1,401,091
Retained earnings	369,671	357,380
Accumulated other comprehensive loss	(29,429)	(29,429)
Common stock held by ESOP, 3,094,365 shares in 2008	(23,843)	(23,843)
Treasury stock, at cost, 6,857,554 shares in 2008	(93,268)	(93,268)

Total Stockholders’ Equity	$1,727,263	$1,789,972

(1)	Pro forma for the Acquisition, applicable purchase accounting adjustments and net proceeds from the sale of $75 million of our stock to PNC and the issuance of $75 million of our debt to NatCity.

(2)	Assumes that shares of our common stock are sold in this offering at $ per share and that the net proceeds thereof are approximately $ million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, common stock and additional paid-in capital will increase to $ and $ , respectively.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the NASDAQ Global Select Market, or “NASDAQ,” under the trading symbol “FNFG”. As of March 31, 2009, there were 118,687,368 shares of our common stock issued and outstanding. As of March 31, 2009, there were 16,602 shareholders of record. The following table provides the high and low closing sales price per share of common stock during the periods indicated, as reported on NASDAQ, and dividends paid per share of common stock during such periods.

			Dividends
	High	Low	per Share

Year Ended December 31, 2006:
First Quarter	$15.16	$13.38	$0.11
Second Quarter	14.74	13.44	0.11
Third Quarter	15.20	13.54	0.12
Fourth Quarter	15.43	13.89	0.12
Year Ended December 31, 2007
First Quarter	$15.07	$13.53	$0.13
Second Quarter	14.28	12.88	0.13
Third Quarter	14.60	11.49	0.14
Fourth Quarter	15.13	11.15	0.14
Year Ended December 31, 2008
First Quarter	$14.15	$9.98	$0.14
Second Quarter	15.00	12.60	0.14
Third Quarter	22.38	14.70	0.14
Fourth Quarter	16.45	11.00	0.14
Year Ending December 31, 2009
First Quarter	$16.32	$9.48	$0.14
Second Quarter (through April 9)	13.50	10.53	—

The amount of future dividends will depend on earnings, financial condition, capital requirements and other factors, and will be determined by our Board of Directors on a quarterly basis.

The last reported sales price per share of our common stock on April 9, 2009, as reported by NASDAQ, was $13.50.

REGULATORY MATTERS

As a savings and loan holding company, First Niagara is subject to regulation and supervision by the OTS, which has enforcement authority over us. Among other responsibilities, this authority permits the OTS to restrict or prohibit activities that are determined to be a risk to First Niagara Bank. The OTS examines First Niagara periodically and prepares reports for the consideration of our Board of Directors on any operating deficiencies that they may identify. First Niagara Bank is examined and supervised by the OTS and, to a lesser extent, the FDIC, while our commercial bank is subject to regulation by the New York State Banking Department, as well as by the FDIC as its primary federal regulator. First Niagara Bank is a member of and owns stock in the FHLB, which is one of the twelve regional banks in the Federal Home Loan Bank System, and is also regulated, to a lesser extent, by the Federal Reserve with respect to reserves that we are required to maintain against deposits and other operational matters. Our relationship with our depositors and borrowers is also regulated to a great extent by both federal and state laws, especially in matters concerning privacy, the ownership of deposit accounts and the form and content of loan documents.

There are numerous governmental requirements and regulations that affect our business activities. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, savings and loan holding companies and their subsidiaries and specific information relevant to First Niagara, please refer to our Annual Report on Form 10-K, as amended, for the year ended December 31, 2008 incorporated by reference in this prospectus supplement, and any subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the OTS, the FDIC and the Federal Reserve, among other factors. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Regulatory Capital

We expect to receive net proceeds from this offering of approximately $      (or $      if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and our estimated expenses, which we intend to use as described in greater detail under “Use of Proceeds.” We expect that the completion of this offering will further bolster our capital ratios or allow for the repurchase of the $184 million of our Series A Preferred Stock and the warrant for 1,906,191 shares of our common stock (which number of shares will be reduced by half if we repurchase the Series A Preferred Stock out of the proceeds of a qualified equity offering, including this offering), each held by the Treasury. We will determine whether to repurchase the Series A Preferred Stock and the warrant after consultation with the OTS, and if we elect to repurchase such securities, the warrant will be repurchased at fair market value.

We expect that First Niagara Bank will continue to have capital ratios that meet or exceed “well capitalized” levels after giving effect to this offering and, if we elect to repurchase our Series A Preferred Stock and the related warrant, after giving effect to such repurchases.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the OTS has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, OTS regulations provide that no company may acquire control of a federal savings bank without the prior approval of the OTS. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the OTS.

“Control”, as defined under federal law, means ownership, control of or holding irrevocable proxies representing 25% or more of any class of voting stock, control in any manner of the election of a majority of the federal savings bank’s directors, or a determination by the OTS that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a federal savings bank’s voting stock, if the acquirer is also subject to any one of eight “control factors”, constitutes a rebuttable determination of control under the regulations. Such control factors include the acquirer being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings.

The OTS may prohibit an acquisition of control if it finds, among other things, that:

1. the acquisition would result in a monopoly or substantially lessen competition;

2. the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

3. the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

DESCRIPTION OF CAPITAL STOCK OF FIRST NIAGARA FINANCIAL GROUP, INC.

The following section is a summary and does not describe every right, term or condition of owning our common stock. We urge you to read our certificate of incorporation, bylaws and the Delaware General Corporation Law (“DGCL”) because they describe your rights as a holder of our common stock. We have filed our certificate of incorporation and bylaws as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC. See “Where You Can Find More Information”. The information in this prospectus supplement is qualified in all respects by reference to the provisions of our certificate of incorporation, bylaws and the DGCL.

As of the date of this prospectus supplement, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2009, there were 118,687,368 shares of our common stock issued and outstanding and 184,011 shares of Series A Preferred Stock issued and outstanding. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Our common stock is traded on NASDAQ. The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

Our common stock represents non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC or any other government agency.

Common Stock

Dividends

We may pay dividends out of statutory surplus or from net earnings if, as and when declared by our Board of Directors. The payment of dividends by us is subject to limitations that are imposed by law and applicable regulation. The holders of our common stock will be entitled to receive and share equally in dividends as may be declared by our Board of Directors out of funds legally available therefor. If we issue shares of preferred stock, the holders thereof may have a priority over the holders of our common stock with respect to dividends.

Voting Rights

The holders of our common stock have exclusive voting rights with respect to First Niagara Financial Group, Inc. They elect our Board of Directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by our Board of Directors. Each holder of common stock is entitled to one vote per share except that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. Each holder of common stock will not have any right to cumulate votes in the election of directors. If we issue shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

Liquidation

In the event of any liquidation, dissolution or winding up of First Niagara Bank, First Niagara Financial Group, Inc., as the holder of 100% of First Niagara Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of First Niagara Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of First Niagara Bank available for distribution. In the event of liquidation, dissolution or winding up of First Niagara Financial Group, Inc., the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets that are available for distribution. Holders of Series A Preferred Stock are entitled to receive distributions in priority over the holders of common stock in the event of liquidation or dissolution. Holders of future issuances of preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued.

Preferred Stock

General

Preferred stock may be issued with such preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of our common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Series A Preferred Stock

On November 21, 2008, we issued and sold to the Treasury 184,011 shares of Series A Preferred Stock and a warrant to purchase 1.9 million shares of our common stock. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per annum for the first five years and thereafter at a rate of 9% per annum and has a liquidation amount of $1,000 per share. Under the terms of the original CPP, we could not redeem the preferred stock prior to November 21, 2011 except with the proceeds from a qualified equity offering. However, upon the enactment in February of the American Recovery and Reinvestment Act of 2009, we may now redeem the Series A Preferred Stock at any time, and without regard to having proceeds from a qualified equity offering, subject to consultation with our primary federal regulator, the OTS. In addition, the terms of the CPP prohibit us from increasing the dividends on our common stock as well as from making repurchases of our common stock without the Treasury’s consent prior to November 21, 2011 unless we have fully redeemed the Series A Preferred Stock. The Series A Preferred Stock is non-voting. Prior to November 21, 2011, and unless we have redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to a third party, the approval of the Treasury will be required for us to increase our common stock dividend or repurchase our common stock or other equity or capital securities, other than in certain circumstances.

In connection with the issuance of our Series A Preferred Stock, we also issued a warrant for 1,906,191 shares of our common stock to the Treasury. If we elect to repurchase our Series A Preferred Stock, we will also have the right to repurchase the related warrant at fair market value. If we fund the repurchase of our Series A Preferred Stock with the proceeds of a qualified equity offering, including this offering, the number of shares the warrant is exercisable for will be reduced by half. If we elect to repurchase our Series A Preferred Stock but do not elect to repurchase the related warrant, we will be required to issue a substitute warrant to the Treasury that the Treasury may exercise or transfer to a third party.

Certain Provisions of Our Certificate of Incorporation and Bylaws

The following discussion is a general summary of the material provisions of our certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in our certificate of incorporation and bylaws, reference should be made in each case to the document in question.

Our certificate of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of stockholders, that may discourage future takeover attempts. As a result, stockholders who desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our Board of Directors or management more difficult.

Directors

Our Board of Directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of our Board of Directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Restrictions on Call of Special Meetings

Our certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

Prohibition of Cumulative Voting

Our certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights

Our certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.

Restrictions on Removing Directors from Office

Our certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).

Authorized but Unissued Shares

We have authorized but unissued shares of common and preferred stock. Our certificate of incorporation authorizes 50,000,000 shares of serial preferred stock. We are authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and our Board of Directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of First Niagara Financial Group, Inc. that is not approved by our Board of Directors, it may be possible for our Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such transaction. Accordingly, an effect of the possible issuance of preferred stock may be to deter a future attempt to gain control of First Niagara Financial Group, Inc.

Amendments to Certificate of Incorporation and Bylaws

Amendments to our certificate of incorporation must be approved by our Board of Directors and also by a majority of the outstanding shares of our voting stock, provided that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions, including:

(i) The limitation on voting rights of persons who directly or indirectly offer to acquire the beneficial ownership of more than 10% of any class of equity security of First Niagara Financial Group, Inc.;

(ii) The inability of stockholders to act by written consent;

(iii) The inability of stockholders to call special meetings of stockholders;

(iv) The division of our Board of Directors into three staggered classes;

(v) The ability of our Board of Directors to fill vacancies on our Board;

(vi) The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

(vii) The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

(viii) The ability of our Board of Directors to amend and repeal our bylaws; and

(ix) The ability of our Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire us.

Our bylaws may be amended by the affirmative vote of a majority of our Board of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid

Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments, and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan proposing to invest in the common stock.

First Niagara and certain of its affiliates may each be considered a “party in interest” within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or a “disqualified person” within the meaning of the U.S. Internal Revenue Code of 1986, as amended, with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the debt securities or warrants are acquired by or with the assets of a pension or other employee benefit plan for which First Niagara or any of its affiliates is a service provider, unless those securities are acquired under an exemption for transactions effected on behalf of that plan by a “qualified professional asset manager” or an “in-house asset manager” or under any other available exemption. The assets of a pension or other employee benefit plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan and propose to invest in the securities described in this prospectus supplement and the accompanying prospectus you should consult your legal counsel.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc. and Goldman Sachs & Co., as representatives of the several underwriters (collectively, the “Underwriters”). We have entered into an underwriting agreement with the Underwriters, dated April   , 2009 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number shares of common stock, $0.01 par value per share, listed next to its name in the following table:

Underwriter of Shares	Number

Keefe, Bruyette & Woods, Inc.

Goldman, Sachs & Co.

Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment option

We have granted the Underwriters an option to buy           additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have thirty (30) days from the date of this prospectus to exercise this option.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional           shares of common stock:

	No exercise	Full Exercise

Per Share Total	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $     .

No sales of similar securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of ninety (90) days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, release all or some of the securities from these lock-up agreements.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ Global Select Market quotation

Our common stock is quoted on NASDAQ under the symbol “FNFG”.

Price stabilization, short positions and passive market making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

VALIDITY OF SECURITIES

The validity of the common stock offered hereby will be passed upon for us by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of First Niagara Financial Group, Inc. incorporated by reference in First Niagara Financial Group, Inc.’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2008, and the effectiveness of First Niagara Financial Group, Inc.’s internal control over financial reporting as of December 31, 2008, have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their reports thereon, and are incorporated herein by reference in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

PROSPECTUS

FIRST NIAGARA FINANCIAL GROUP, INC.

Common Stock
Preferred Stock
Depositary Shares
Debt Securities
Purchase Contracts
Units
Warrants

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or our unsecured obligations and will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency and may involve investment risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 19, 2008.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “First Niagara”, “we”, “us”, “our”, or similar references mean First Niagara Financial Group, Inc. and does not include its subsidiaries or affiliates.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, separately, together or in units, purchase contracts, units, warrants, preferred stock, depositary shares representing interests in preferred stock, debt securities and common stock in one or more offerings.

Each time we sell securities we will provide a prospectus supplement and, if applicable, a pricing supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement and any pricing supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference therein) and any prospectus supplement or pricing supplement, you should rely on the information in that prospectus supplement or pricing supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov and on our website at http://www.fnfg.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

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The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any documents we file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and before the date that the offering of securities by means of this prospectus is completed (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	our Reports on Form 8-K filed on the following dates: January 11, 2008, January 31, 2008, February 5, 2008, February 12, 2008, February 15, 2008, February 20, 2008, February 25, 2008, April 24, 2008, September 23, 2008, September 26, 2008, October 1, 2008, October 27, 2008, November 25, 2008 and November 26, 2008;

•	the description of First Niagara Financial Group, Inc. common stock set forth in the registration statement on Form 8-A (No. 023975) filed on January 15, 2003; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the underlying securities.

We will provide without charge to each person to whom a prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. A written request should be addressed to First Niagara Financial Group, Inc., 6950 South Transit Road, P.O. Box 514, Lockport, New York, 14095-0514, Attention: Investor Relations Department.

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement or pricing supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or pricing supplement is accurate as of any date other than the dates on the front of those documents.

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PROSPECTUS SUMMARY

This summary highlights selected information about First Niagara and a general description of the securities we may offer. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the terms of the securities we will offer, you should read carefully this entire prospectus, including the applicable prospectus supplement for the securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.

The Securities We May Offer

We may use this prospectus to offer securities in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities. We will also include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. Terms used in this prospectus will have the meanings described in this prospectus unless otherwise specified.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Common Stock

We may sell our common stock, $0.01 par value per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock; Depositary Shares

We may sell shares of our preferred stock in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

Debt Securities

Our debt securities may be senior or subordinated in priority of payment. We will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange and any other specific terms of the debt securities.

Purchase Contracts

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our debt securities, preferred stock, depositary shares or common stock. The price of our debt securities or price per share of common stock, preferred stock or depositary.

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Units

We may sell any combination of one or more of the other securities described in this prospectus, together as units. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

Warrants

We may sell warrants to purchase our debt securities, shares of preferred stock or shares of our common stock. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise specified in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

First Niagara may sell securities to or through underwriters to be designated at various times, and also may sell securities directly to other purchasers or through agents. The distribution of securities may be effected at various times in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The prospectus supplement for the securities we sell will describe that offering, including:

•	the name or names of any underwriters, managing underwriters, dealers or agents;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts, commissions or agents’ fees and other items constituting underwriter’s or agent’s compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by our counsel, Luse Gorman Pomerenk & Schick P.C. Luse Gorman Pomerenk & Schick P.C. regularly performs legal services for First Niagara.

EXPERTS

Our consolidated statements of condition as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, included in our 2007 Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus together are an offer to sell only the shares offered hereby and thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

           Shares

First Niagara Financial Group, Inc.

Common Stock

Keefe, Bruyette & Woods

Goldman, Sachs & Co.